Exhibit 99.1

Millar Western Forest Products Ltd.

Condensed Interim Financial Statements
June 30, 2013

Millar Western Forest Products Ltd.
Condensed Interim Statement of Financial Position
(Unaudited)

(expressed in thousands of Canadian dollars)

	June 30,	December 31,
	2013	2012
	$	$

Assets

Current assets
Cash and cash equivalents	38,909	24,674
Restricted cash (note 3)	7,296	18,824
Accounts and other receivables	23,950	26,006
Inventories (note 4)	83,581	77,588
Prepaid expenses	11,262	12,018

	164,998	159,110

Property, plant and equipment	177,558	175,295
Intangible assets	42,431	44,860
Other assets (note 14)	2,926	2,910

	387,913	382,175
Liabilities

Current liabilities
Accounts payable and accrued liabilities	40,783	63,960
Reforestation obligations	5,070	5,070
Financial liabilities – borrowings (note 7)	1,162	1,092

	47,015	70,122

Financial liabilities – borrowings (note 7)	236,773	221,653
Asset retirement obligations	1,667	2,206
Other obligations	266	331
Reforestation obligations	13,657	10,163
Deferred income taxes	7,704	1,893
Post-employment benefit obligation	2,818	3,187

	309,900	309,555

Shareholder’s equity

Share capital	65,500	65,500
Retained earnings	12,513	7,120

	78,013	72,620

	387,913	382,175

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Changes in Equity
For the six months ended June 30, 2013
(Unaudited)

(expressed in thousands of Canadian dollars)

	Share	Retained	Total
	capital	earnings	equity
	$	$	$
Balance – December 31, 2011	61,500	20,026	81,526
Net loss for the period	-	(7,586)	(7,586)
Balance – June 30, 2012	61,500	12,440	73,940

Balance – December 31, 2011	61,500	20,026	81,526
Net loss for the year	-	(8,259)	(8,204)
Acquisition of Chickadee Creek Energy Inc.	-	(330)	(330)
Actuarial losses	-	(317)	(372)
Adjustment to stated capital	4,000	(4,000)	-
Balance – December 31, 2012	65,500	7,120	72,620

Net income for the period	-	5,393	5,393
Balance – June 30, 2013	65,500	12,513	78,013

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Net Income (Loss) and Comprehensive (Loss) Income
For the three months and six months ended June 30, 2013 and 2012
(Unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
		June 30,		June 30,
	2013	2012	2013	2012
	$	$	$	$
Revenue	100,570	90,654	197,238	164,458
Cost of products sold (excluding depreciation and amortization)	64,167	67,507	131,869	124,078
Freight and other distribution costs	13,087	14,679	27,316	27,005
Depreciation and amortization	3,485	3,449	6,949	6,780
General and administration	6,308	3,680	9,733	7,111
Other income (note 8)	(15,663)	(804)	(12,440)	(1,040)
Operating earnings	29,186	2,143	33,811	524
Foreign exchange loss on borrowings	(7,518)	(4,326)	(11,949)	(231)
Finance expenses (note 9)	(5,394)	(5,325)	(10,658)	(10,326)
Net income (loss) before income taxes	16,274	(7,508)	11,204	(10,033)
Income taxes (recovery)	5,947	(792)	5,811	(2,447)
Net income (loss)	10,327	(6,716)	5,393	(7,586)

Comprehensive income (loss)	10,327	(6,716)	5,393	(7,586)

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Cash Flows
For the six months ended June 30, 2013 and 2012
(Unaudited)

(expressed in thousands of Canadian dollars)

	Six months ended June 30,
	2013	2012
	$	$
Cash provided by (used in)

Operating activities
Net income (loss) for the period	5,393	(7,586)
Adjustments for
Finance expenses	10,658	10,326
Depreciation and amortization	6,949	6,780
Deferred income tax recovery	5,811	(2,450)
Unrealized exchange loss on borrowings	11,949	231
Unrealized gain on derivative contracts	(10,350)	(738)
Reforestation expense	4,042	4,429
Loss on disposal of property, plant and equipment	6	8
Inventory valuation	-	(1,125)
Other	(973)	150
Reforestation expenditures	(1,940)	(2,749)

	31,545	7,276
Net change in non-cash working capital items (note 12)	(10,487)	232

	21,058	7,508

Investing activities
Additions to property, plant and equipment	(10,900)	(4,292)
Receipt of government grants	4,579	-
Proceeds on disposal of property, plant and equipment	19	65
Decrease in restricted cash (note 3)	6,952	-
(Increase) decrease in other assets	(16)	14

	634	(4,213)

Financing activities
Increase in borrowings	11,603	-
Repayment of borrowings	(8,611)	(549)
Finance expenses paid	(10,449)	(10,267)
Dividends	-	(750)

	(7,457)	(11,566)

Increase (decrease) in cash and cash equivalents	14,235	(8,271)

Cash and cash equivalents – beginning of period	24,674	31,630

Cash and cash equivalents – end of period	38,909	23,359

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2013
(Unaudited)

1	General information

Millar Western Forest Products Ltd. (the “Company”) is incorporated and located in Canada. The address of the Company’s corporate office is 16640 – 111 Avenue, Edmonton, Alberta, Canada, T5M 2S5.

The Company is a subsidiary of Millar Western Industries Ltd., and the ultimate parent is Hualkeith Investments Ltd.

The Company is an integrated forest products company with facilities in Canada producing lumber and pulp. The lumber segment consists of three sawmill operations that produce and market dimension lumber. The pulp segment consists of a pulp operation that manufactures and markets a number of different grades of bleached chemi-thermo-mechanical pulp (BCTMP).

These condensed interim financial statements were approved for issue on July 31, 2013. All dollar amounts are expressed in Canadian currency and in thousands of dollars, unless otherwise indicated.

These condensed interim financial statements have not been reviewed or audited.

2	Summary of significant accounting policies

These condensed interim financial statements for the six months ended June 30, 2013, have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The accounting policies adopted are consistent with those of the previous financial year, except as described below. These condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2012, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

IAS 1, Presentation of Financial Statements

The Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required companies to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

IFRS 13, Fair Value Measurement

In May 2011, IFRS 13, which provides a single framework for measuring fair value, was issued. The measurement of fair value is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013, on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments at January 1, 2013.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2013
(Unaudited)

IAS 19, Amendment, Employee Benefits

In June 2011, IAS 19 was amended to require the net defined benefit liability or asset to be recognized on the balance sheet without any deferral of actuarial gains and losses and past service costs, as had been previously allowed. Past service costs are recognized in net income when incurred. Expected returns on plan assets are no longer included in post-employment benefits expense. Instead, post-employment benefits expense includes the net interest on the net defined benefit liability or asset, calculated using a discount rate based on market yields on high-quality bonds. Re-measurements, consisting of actuarial gains and losses, the actual return on plan assets and any change in the asset ceiling, are recognized in other comprehensive income. The Company continues to recognize interest expense or income on net post-employment benefits liabilities or assets in finance expense in the condensed consolidated income statement. The changes to IAS 19 are required to be applied retroactively. However, as the adoption of these amendments had no material effect on results, the Company has not made any changes to opening equity at January 1, 2012, and there were no changes to net income or comprehensive income for the quarters ended June 30, 2012, and June 30, 2013.

3	Restricted cash

The Company has received grant funding for the bioenergy effluent project (note 5) that has specific restrictions under the terms of the grant agreements, thereby limiting the Company’s ability to access or use the funds other than for the project. As various restrictions are met, or project payments are made, funds are released or used by the Company to satisfy project costs incurred.

The Company has funds on deposit to cover unrealized losses on derivative contracts. Deposits are returned to the Company when the derivative contracts expire or the unrealized loss is reduced. In addition, a letter of credit of $1.7 million has been committed as collateral for a portion of the funds in favor of the Province of Alberta.

	June 30,	December 31,
	2013	2012
	$	$
Restricted cash
Government grant funds	7,296	11,872
Cash collateral for unrealized derivative contracts	-	6,952

	7,296	18,824

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2013
(Unaudited)

4	Inventories

	June 30,	December 31,
	2013	2012
	$	$

Logs	34,541	23,757
Pulp	18,419	21,182
Lumber	17,914	18,632
Operating and maintenance supplies	12,707	14,017

	83,581	77,588

5	Bio-energy project

In 2012, the Company commenced a bio-energy project (BEP) at its BCTMP mill at Whitecourt, Alberta. The project involves construction and integration of anaerobic hybrid digesters into the BCTMP mill’s existing aerobic effluent treatment system. Construction commenced in the third quarter of 2012, with substantial completion expected in the first half of 2014.

The project qualified for a total of $27.5 million in government grants, of which $20.5 million had been received by the Company at June 30, 2013. Of the amounts received, $7.3 million is presented in restricted cash (note 3), with the offset recorded in deferred grants, and $13.2 million is recorded against total project expenditures of $22.6 million incurred to June 30, 2013.

6	Revolving credit facility

The Company has a $50 million revolving credit facility maturing July 15, 2015, against which $nil was drawn at June 30, 2013 (December 31, 2012 – $nil), and $4.1 million was committed to standby letters of credit (December 31, 2012 – $3.6 million). The facility is subject to a borrowing formula based upon the Company’s levels of inventory and accounts receivable. The interest rate on this facility is floating and may, at the Company’s option, be based upon the Bank Prime Rate or U.S. Base Rate, plus a spread of 2.00% . The Company also has the option of basing the rate on LIBOR plus a spread of 3.25% . Collateral pledged for the facility is a first charge on all accounts receivable and domestic inventory of the Company.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2013
(Unaudited)

7	Financial liabilities – borrowings

	June 30,	December 31,
	2013	2012
	$	$
Unsecured senior notes – US$210,000	220,878	208,929
Less: Financing expenses	(3,857)	(4,107)
Power purchase rights loan #1	11,045	11,500
Power purchase rights loan #2	1,954	2,111
BEP loan	7,915	4,312

	237,935	222,745
Less: Current portion	1,162	1,092

	236,773	221,653

8	Other income (expenses)

	Three months ended		Six months ended
		June 30,		June 30,
	2013	2012	2013	2012
	$	$	$	$
Loss on disposal of property, plant and equipment	(5)	(44)	(6)	(8)
Foreign exchange gain (loss)	875	716	1,579	(24)
Change in unrealized gain (loss) on derivative contracts	7,795	(250)	10,350	738
Realized gain on derivative contracts	6,998	382	517	334

	15,663	804	12,440	1,040

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2013
(Unaudited)

9	Financing expenses

	Three months ended		Six months ended
		June 30,		June 30,
	2013	2012	2013	2012
	$	$	$	$
Interest expense on borrowings	5,293	5,063	10,527	9,962
Less: interest capitalized on qualifying assets	99	-	196	76

Net interest expense on borrowings	5,194	5,063	10,331	9,886
Other interest and bank charges	235	292	393	511
Interest income	(35)	(30)	(66)	(71)

	5,394	5,325	10,658	10,326

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2013
(Unaudited)

10	Financial instruments and financial risk factors

Financial instruments

The estimated fair value of financial instruments is based on relevant market prices and information available at the period end.

Carrying and fair value of financial instruments by category:

					June 30, 2013

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$
Financial assets
Cash and short-term investments	-	46,205	-	46,205	46,205
Accounts receivable
Trade and other	-	26,758	-	26,758	26,758
Other assets	-	118	-	118	118

	-	73,081	-	73,081	73,081

Financial liabilities
Accounts payable
Trade and other	-	-	33,357	33,357	33,357
Borrowings	-	-	237,935	237,935	232,523

	-	-	271,292	271,292	265,880

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2013
(Unaudited)

				December 31, 2012

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$
Financial assets
Cash and short-term investments	-	43,498	-	43,498	43,498
Accounts receivable
Trade and other	-	28,556	-	28,556	28,556
Other assets	-	361	-	361	361

	-	72,415	-	72,415	72,415

Financial liabilities
Accounts payable
Trade and other	-	-	45,006	45,006	45,006
Derivatives	6,952	-	-	6,952	6,952
Borrowings	-	-	222,745	222,745	210,631

	6,952	-	267,751	274,703	262,589

The estimated fair value of financial instruments is based on relevant market prices and information available at the period end.

The fair value of short-term financial assets and liabilities, which include cash and cash equivalents, restricted cash, accounts and other receivables, accounts payable and accrued liabilities, approximates their carrying value, due to the short-term nature of these financial assets and liabilities.

The fair value of the senior notes included in borrowings at June 30, 2013, was estimated to be US$218.7 million (December 31, 2012 – US$197.4 million) based upon the most recent bid price. The fair value of the power purchase rights loans included in borrowings at June 30, 2013, was estimated to be $13.9 million, based on a market interest rate assumption of 9.03% .

Financial assets and liabilities recognized on the balance sheet at fair value are classified in a hierarchy that is based on the significance of the inputs used in making the measurements. The three levels of the hierarchy are:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, as derived from prices); and

Level 3 – inputs that are not based on observable market data.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2013
(Unaudited)

Derivative instruments are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash-flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible.

The fair value of fixed commodity forward sale and purchase contracts is calculated using a discounted cash-flow method based on forward commodity prices. The fair value of forward-exchange contracts is calculated using a forward pricing model.

Financial risk management

The Company is exposed to a number of different financial risks arising from the normal course of business. These risk factors include market risks related to commodity pricing. From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially, but some may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in other income at the time of delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any changes in unrealized gains or losses are included in other income (expense).

At June 30, 2013, the Company had $16.1 million in U.S.-dollar-denominated forward lumber commodity contracts outstanding, resulting in an unrealized gain of $3.7 million. All the outstanding derivative contracts had terms of less than one year. At December 31, 2012, the Company had $59.4 million in U.S.-dollar-denominated forward lumber commodity contracts outstanding.

A US$10 change in the contract pricing on the outstanding commodity contracts of US$16.1 million would result in a financial impact of $0.4 million.

The impact on earnings of fluctuations in currency rates is partially offset by the corresponding fluctuation in interest payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into forward-exchange contracts to sell U.S. dollars, but does not hold or issue foreign currency financial instruments for speculative or trading purposes. At June 30, 2013, the Company had $46.0 million (2012 - $36.0 million) in outstanding forward-exchange contracts, with an average contract rate of C$1.0268/US$ 1.00 (2012 - C$1.0065/US$ 1.00), and recorded the unrealized loss on these forward-exchange contracts in 2013 of $0.5 million (2012 – loss $0.5 million) in other income.

11	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has three reportable segments: lumber, pulp and corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo-mechanical pulp for sale to papermakers worldwide. Included in the corporate and other segment are the combined results from the Company’s management fees and unallocated corporate and other expenses.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2013
(Unaudited)

The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses or income taxes to its business segments. The Company accounts for inter-segment revenue and transfers as if the transfers were to third parties at current market prices. Results of operations are presented net of these transfers.

Product segments

Lumber

	Three months ended			Six months ended
		June 30,		June 30,
	2013	2012	2013	2012
	$	$	$	$
Revenue from external customers	52,793	41,672	100,265	72,729

Cost of products sold	(37,675)	(35,734)	(71,728)	(65,416)
Freight and other distribution costs	(2,838)	(2,998)	(5,439)	(4,894)
Depreciation and amortization	(1,688)	(1,672)	(3,363)	(3,236)
Other income	15,276	821	11,758	1,501

Operating earnings	25,868	2,089	31,493	684

Pulp

	Three months ended			Six months ended
		June 30,		June 30,
	2013	2012	2013	2012
	$	$	$	$
Revenue from external customers	47,686	48,891	96,790	91,542

Cost of products sold	(26,486)	(31,764)	(60,127)	(58,650)
Freight and other distribution costs	(10,249)	(11,681)	(21,877)	(22,111)
Depreciation and amortization	(1,759)	(1,744)	(3,511)	(3,483)
Other income (expense)	387	(17)	682	(460)

Operating earnings	9,579	3,685	11,957	6,838

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2013
(Unaudited)

Corporate and other

		June 30,		June 30,
	2013	2012	2013	2012
	$	$	$	$
Revenue from related parties	91	91	183	187

Cost of products sold	(6)	(9)	(14)	(12)
General and administration	(6,308)	(3,680)	(9,733)	(7,111)
Depreciation and amortization	(38)	(33)	(75)	(61)
Other income (expense)	-	-	-	-

Operating loss	(6,261)	(3,631)	(9,639)	(6,997)

Total

	Three months ended		Six months ended
		June 30,		June 30,
	2013	2012	2013	2012
	$	$	$	$
Revenue from external customers and related parties	100,570	90,654	197,238	164,458

Cost of products sold and general and administration	(70,475)	(71,187)	(141,602)	(131,189)
Freight and other distribution costs	(13,087)	(14,679)	(27,316)	(27,005)
Depreciation and amortization	(3,485)	(3,449)	(6,949)	(6,780)
Other income	15,663	804	12,440	1,040

Operating earnings	29,186	2,143	33,811	524

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment of $3.1 million for the six months ended June 30, 2013, and $1.7 million for the three months ended June 30, 2013 (2012 - $3.3 million and $1.4 million, respectively).

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2013
(Unaudited)

Expenditures on property, plant and equipment and intangibles

	June 30,	December 31,
	2013	2012

Lumber	1,110	4,903
Pulp	5,508	6,454
Corporate and other	192	347

	6,810	11,704

Identifiable assets

	June 30,	December 31,
	2013	2012

Lumber	208,296	207,136
Pulp	125,786	123,705
Corporate and other	53,831	51,334

	387,913	382,175

12	Supplementary cash-flow information

Net change in non-cash working capital items

	June 30,	June 30,
	2013	2012

Accounts receivable and other	12,407	9,819
Inventories	(4,197)	852
Prepaid expenses	351	(2,959)
Accounts payable and accrued liabilities	(19,048)	(7,480)

	(10,487)	232

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2013
(Unaudited)

	June 30,	June 30,
	2013	2012

Additions to property, plant and equipment and intangible assets	(11,389)	(4,592)
Changes in working capital for investing activities	293	224
Interest capitalized on qualifying assets	196	76

	(10,900)	(4,292)

13	Related-party transactions

The Company enters into transactions with Millar Western Industries Ltd. (“Industries”), its parent company.

The Company earned revenue from Industries as follows:

	Six months ended	June 30,
	2013	2012

Administration fees	183	187

Included in accounts receivable relating to these transactions	42	34

Fees are established at the cost to the Company plus a 5% markup.

The Company incurred costs charged by Industries as follows:

	Six months ended June 30,
	2013	2012

Chemical purchases	510	466
Other services	1,021	970
Accounts payable to Industries	517	145

Chemical purchases are charged to the Company at the same prices used for arms-length parties; facility and equipment transactions are charged at the cost of the parent company. Included in accounts payable is $431 thousand assumed in the Chickadee Creek Energy Inc. purchase.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2013
(Unaudited)

14	Other assets

The Company was notified on July 26, 2012, that TransAlta Generation Partnership, owner of the Sundance power plant, would be making a force majeure claim with respect to the 2011 third quarter outage of the plant’s Unit 6 due to a transformer failure. The Company has an 11.27% interest in the Sundance Power Purchase Arrangement (“PPA”) for Units 5 and 6 and thus is contractually responsible for paying its share of the claimed amount in advance of final determination as to whether or not a force majeure situation, as specified in the PPA, occurred. Based on legal and technical arguments, the Company does not believe the circumstances met the PPA-specified tests for such a determination. However, to meet its contractual obligations, the Company paid its share of the claim, amounting to $4.4 million, in the third quarter of 2012 and set up a receivable for the full amount. The Company reviewed all possible outcomes for settlement of the claim and made a provision for $1.9 million before tax. This left a balance of $2.5 million recoverable, pending final resolution of the claim, an amount that is included in other assets on the balance sheet. There were no further adjustments to this claim at June 30, 2013.